Exhibit 21

SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	State or Country of Organization	Ownership Interest
ABS Land Company, Inc	A Texas Corporation	100%
Cycle Ranch, Inc.	A Texas Corporation	100%
Cycle Ranch Management, Ltd.	A Texas Company	99%